UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

The board of directors (the “Board”) of PS International Group Ltd. (the “Company”) has been notified by certain shareholders (the “Selling Shareholders”) of the Company that the Selling Shareholders entered into a definitive share purchase agreement (the “Share Purchase Agreement”) on August 26, 2025, pursuant to which the Selling Shareholders agreed to transfer in aggregate 16,712,000 ordinary shares of the Company to Great Rank Limited (the “Purchaser”), a company with limited liability incorporated under the laws of the British Virgin Islands. The Company was not a party to the Share Purchase Agreement and did not receive any proceeds from the transaction. The Company understands that the Selling Shareholders and the Purchaser will make such filings as may be required under Section 13(d) of the Securities Exchange Act of 1934, as amended. After due inquiry, the Board has considered the matter and does not currently anticipate that this transfer of shares will have a material adverse impact on the business operations or financial position of the Company and the Company's business operations continue in the ordinary course.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: September 3, 2025

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